UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.       )*
SOFTBRANDS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
83402A
(CUSIP Number of Class of Securities)
Gregg A. Waldon
800 LaSalle Avenue
Suite 2100
Minneapolis, MN, 55402
(612) 851-1805
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)
Copy to:
Thomas Martin
Dorsey & Whitney LLP
Suite 1500, 50 South Sixth Street
Minneapolis, MN 55402-1498
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

Not applicable	Not applicable

*	No filing fee is required because this filing relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing party: Not applicable
Form or Registration No.: Not applicable	Date filed: Not applicable
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEMS 1-11, 13
ITEM 12. EXHIBITS
EX-99.1
EX-99.2

     Attached is the definitive proxy statement filed on January 12, 2009 (the “Definitive Proxy Statement”) of SoftBrands, Inc. (the “Company”), relating to the Company’s 2009 Annual Meeting of Stockholders to be held on February 17, 2009 (the “Annual Meeting”). At the Annual Meeting, we will ask our stockholders to approve an exchange program to permit eligible employees to voluntarily exchange eligible options and stock-settled appreciation rights relating to the Company’s common stock that were granted under the Company’s 2001 Stock Incentive Plan for new stock-settled stock appreciation rights. Also attached is an email communication sent on January 12, 2009 to the Company’s employees from Randy Tofteland, the Company’s Chief Executive Officer and President, regarding the exchange program (the “Employee Communication”). The Definitive Proxy Statement and Employee Communication do not constitute an offer to holders of our outstanding stock options and stock-settled stock appreciation rights to exchange those instruments. The exchange program will only be commenced, if at all, following such time as our stockholders approve the exchange program.
     The exchange program that is referred to in the Definitive Proxy Statement and the Employee Communication has not yet commenced. Upon the commencement of the exchange program, we will file with the SEC a completed Schedule TO and related exhibits and documents, including the offer to exchange. All of the Company’s eligible employees holding eligible options and stock appreciation rights are strongly encouraged to read the Schedule TO and related exhibits and documents, including the offer to exchange, when they become available because these materials will contain important information about the stock option exchange program. The Schedule TO and related exhibits and documents will be available free of charge (i) at the SEC’s website at http://www.sec.gov, (ii) by directing a written request to: SoftBrands, Inc., Investor Relations, 800 LaSalle Avenue, Suite 2100, Minneapolis, MN, 55402 or (iii) by contacting the Company directly at (612) 851-1500.
ITEMS 1-11, 13.
Not applicable.
ITEM 12. EXHIBITS.

Exhibit
Number	Description
99.1	Definitive Proxy Statement for the SoftBrands, Inc. 2009 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on January 12, 2009.

99.2	Email communication to employees of SoftBrands, Inc. from Randy Tofteland, Chief Executive Officer and President of SoftBrands, Inc., dated January 12, 2009.